Press Release	Source: Next, Inc.

Next Inc. Announces $3 Million Private Placement

January 25, 2005

Engages Dougherty & Company for Investment Banking Services

CHATTANOOGA, TENN. (BUSINESS WIRE) January 25th, 2005 -- Next Inc. (OTCBB:NXTI - News) an emerging leader in the sportswear and promotional products industry today announced it has entered into an agreement to complete a private placement, from which it will receive approximately $3 million in equity investment from multiple institutional investors.  The private placement is subject to customary closing conditions.

The private placement will consist of the sale of 2,300,000 shares of common stock to certain institutional investors. The Company intends to use the proceeds to help fund working capital for organic growth, and business opportunities related to its recent acquisition of Choice International. Dougherty & Company has served as placement agent for the transaction.  The agreement requires the Company to file a registration statement with respect to any subsequent sales of the shares by the investors.  For nine months, the investors will have anti-dilution protection against issuances of securities by the Company at a lower price per share.

Mr. Bill Hensley, the Company’s CEO stated, “We’re pleased to have grown the Company to the next level in terms of how we are perceived by capital markets. The interest we received from new institutional investors validates our business plan. We’re also very proud of having attracted the interest of a quality firm like Dougherty & Company to help us facilitate our future growth.”

Hensley further commented, “We are getting strong interest in our licensed product lines for the first half of the year, and the infusion of capital will strengthen the company’s balance sheet and help ensure that we aren’t in a position of out growing our working capital.”

The shares sold in the private placement are not registered under the Securities Act of 1933, as amended, and may not be reoffered or sold in the United States absent registration under the Securities Act or an applicable exemption from the registration requirements. The Company has agreed to file a registration statement with the SEC covering resales of the shares sold in the private placement. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

About Next Inc. http://www.nextinc.net

Next, Inc. is a creative and innovative sales and marketing organization that designs, develops, markets, and distributes licensed and branded promotional products and imprinted sportswear primarily through major college and university, motor sports and other major promotional key licensing agreements and the Company's own proprietary designs. Next is one of the dominant companies in the highly fragmented licensed promotional products and imprinted sportswear industries.

The company has expanded its distribution to include e-commerce through which a significant amount of the Company's most popular licensed products is marketed. The most significant are, www.campustraditionsusa.com, www.rpmsportsusa.com, www.americanbiker.net and www.americanwildlifeusa.com

About Dougherty & Company http://www.doughertymarkets.com/

Dougherty & Company is a full service investment banking firm offering a wide array of investment products and services to institutions and individuals. For nearly three decades, the Firm has provided innovative financing solutions and expertise to emerging corporate and municipal clients throughout the nation.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which contains a safe harbor for forward-looking statements. The Company relies on this safe harbor in making such disclosures.  The statements are based on management’s current beliefs and assumptions about expectations, estimates, strategies and projections.  These statements are not guarantees of future performance or results and involve risks, uncertainties and assumptions that are difficult to predict.  Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements

Contact:

     Next, Inc., Chattanooga

     Jason Assad, 423-296-8213 Ext. 113

     jassad@nxt-inc.com